UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0145
Washington, D.C. 20549	Expires:	February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response: 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Exide Technologies

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302051206

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 206,187

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 206,187

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,187

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 353,358

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 353,358

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 353,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 373,309

	8.	Shared Voting Power 375,464

	9.	Sole Dispositive Power 373,309

	10.	Shared Dispositive Power 375,464

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 748,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 641,413

	8.	Shared Voting Power 114,099

	9.	Sole Dispositive Power 641,413

	10.	Shared Dispositive Power 114,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 755,512

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,872,605

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,872,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,872,605

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,872,605

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,872,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,872,605

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Power Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,106

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,106

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,362

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 311,362

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 311,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,894,439

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,894,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,894,439

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on June 29, 2006 (the “Original 13D”), as amended on September 20, 2006, August 30, 2007, October 9, 2007, November 10, 2008, October 23, 2009, February 3, 2010, March 10, 2010, March 25, 2010, May 17, 2010, September 17, 2010 and October 6, 2010 (the Original 13D, together with the amendments, the “Schedule 13D”) and relating to the common stock, par value $0.01 per share (the “Common Stock”), of Exide Technologies (the “Company”).  The Company’s principal executive offices are located at 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004.

Item 2.	Identity and Background

(a)   This statement is filed by:

(i) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it and T25 (as defined below);

(ii)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by it;

(iii) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(iv) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by it, TP and TPP (as defined below);

(v) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by it and certain separately managed accounts;

(vi) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(vii) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(viii)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(ix)  Tontine Power Partners, L.P., a Delaware limited partnership (“TPP”), with respect to the shares of Common Stock directly owned by it;

(x) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to the shares of Common Stock directly owned by it; and

(xi) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TP, T25, TCP 2, TCM, TCO, TM, TOA, TPP, TA and certain separately managed accounts.

TCM, TCO, TP, TM, TOA, T25, TCP 2, TAA, TPP, TA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCM, TCO, TP, TM, TOA, T25, TCP 2, TAA, TPP and TA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)   The principal business of each of TP, T25, TCP 2, TPP and TCO is serving as a private investment limited partnership or limited liability company.  The principal business of TCM is serving as the general partner of T25.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of Tontine Overseas Fund, Ltd., a Cayman Islands exempted company, and certain separately managed accounts.  The principal business of TAA is serving as the general partner of TCP 2.  The principal business of TA is to serve as the investment manager of TP, TPP and certain additional related investment funds.  Mr. Gendell serves as the managing member of TCM, TCO, TM, TOA, TA and TAA.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    Each of TP and TPP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM, TOA, TAA and TA is a limited liability company organized under the laws of the State of Delaware.  Each of T25 and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

On December 1, 2010, T25 sold 90,721 shares of Common Stock at a weighted average price of $8.2584 per share, at prices ranging from $8.2317 to $8.2637 per share. On December 2, 2010, T25 sold 155,771 shares of Common Stock at a weighted average price of $8.4012 per share, at prices ranging from $8.3917 to $8.4097 per share. On December 2, 2010, TCP 2 sold 81,929 shares of Common Stock at a weighted average price of $8.4012 per share, at prices ranging from $8.3917 to $8.4097 per share. On December 3, 2010, TCP 2 sold 46,579 shares of Common Stock at a weighted average price of $8.5074 per share, at prices ranging from $8.5046 to $8.51 per share.

On December 13, 2010, TCP 2 sold 32,680 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share. On December 13, 2010, TCM sold 2,875 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share. On December 13, 2010, TCO sold 5,295 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share. On December 15, 2010, TCP 2 sold 1,300 shares of Common Stock at a price of $9.2425 per share.

On January 4, 2011, TCP 2 sold 24,500 shares of Common Stock at a weighted average price of $10.0419 per share, at prices ranging from $10.0416 to $10.0454 per share. On January 5, 2011, TCP 2 sold 83,400 shares of Common Stock at a weighted average price of $9.9662 per share, at prices ranging from $9.660 to $9.663 per share. On January 6, 2011, TCP 2 sold 7,100 shares of Common Stock at a price of $9.9390 per share.

On January 14, 2011, TCP 2 sold 72,040 shares of Common Stock at a price of $10.55 per share. On January 18, 2011, TCP 2 sold 25,549 shares of Common Stock at a price of $10.54 per share. On January 19, 2011, TCP 2 sold 800 shares of Common Stock at a price of $10.58 per share.

On February 8, 2011, TP sold 103,500 shares of Common Stock at a weighted average price of $12.1504 per share, at prices ranging from $12.1111 to $12.1518 per share.

On February 14, 2011, TP sold 75,000 shares of Common Stock at a price of $12.5793 per share. On February 15, 2011, TP sold 8,932 shares of Common Stock at a price of $ 12.55 per share.

The filing parties undertake to provide to the staff of the Securities and Exchange Commission, the Company or any security holder of the Company, upon request, full information regarding the number of shares purchased or sold at each separate price within the ranges described herein.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TP, TCM, TM, TOA, TPP, TA and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

A.    Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  206,187.   Percentage:  0.3%.  The percentages used herein and in the rest of Item 5 are calculated based upon 77,401,457 shares of Common Stock of the Company issued and outstanding as of January 28, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 7, 2011.

(b)   1. Sole power to vote or direct vote:  206,187

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  206,187

4. Shared power to dispose or direct the disposition:  -0-

(c)   On December 13, 2010, TCM sold 2,875 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share.

(d)   Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

B.    Tontine Capital Overseas GP, L.L.C.

(a)   Aggregate number of shares beneficially owned: -0-.  Percentage: 0%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  -0-

(c)   On December 13, 2010, TCO sold 5,295 shares of Common stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share.

(d)   Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)   Not applicable.

C.     Tontine Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 353,358.  Percentage: 0.5%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  353,358

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  353,358

(c)   On February 8, 2011, TP sold 103,500 shares of Common Stock at a weighted average price of $12.1504 per share, at prices ranging from $12.1111 to $12.1518 per share.  On February 14, 2011, TP sold 75,000 shares of Common Stock at a price of $12.5793 per share.  On February 15, 2011, TP sold 8,932 shares of Common Stock at a price of $12.55 per share.

(d)   TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

D.     Tontine Management, L.L.C.

(a)   Aggregate number of shares beneficially owned: 748,773.  Percentage: 1.0%.

(b)   1. Sole power to vote or direct vote:  373,309

2. Shared power to vote or direct vote:  375,464

3. Sole power to dispose or direct the disposition:  373,309

4. Shared power to dispose or direct the disposition:  375,464

(c)   TM has not engaged in any transactions in Common Stock in the last 60 days.  On February 8, 2011, TP sold 103,500 shares of Common Stock at a weighted average price of $12.1504 per share, at prices ranging from $12.1111 to $12.1518 per share.  On February 14, 2011, TP sold 75,000 shares of Common Stock at a price of $12.5793 per share.  On February 15, 2011, TP sold 8,932 shares of Common Stock at a price of $12.55 per share.

(d)   Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

E.     Tontine Overseas Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned: 755,512.  Percentage: 1.0%.

(b)   1. Sole power to vote or direct vote:  641,413

2. Shared power to vote or direct vote: 114,099

3. Sole power to dispose or direct the disposition:  641,413

4. Shared power to dispose or direct the disposition:  114,099

(c)   TOA has not engaged in any transactions in Common Stock in the last 60 days.

(d)   Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)   Not applicable.

F.     Tontine 25 Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned: -0-.   Percentage: 0%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  -0-

(c)   T25 has not engaged in any transactions in Common Stock in the last 60 days.

(d)   TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

G.     Tontine Capital Overseas Master Fund II, L.P.

(a)   Aggregate number of shares beneficially owned: 7,872,605.  Percentage: 10.2%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   7,872,605

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  7,872,605

(c)   On December 13, 2010, TCP 2 sold 32,680 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share. On December 15, 2010, TCP 2 sold 1,300 shares of Common Stock at a price of $9.2425 per share.  On January 4, 2011, TCP 2 sold 24,500 shares of Common Stock at a weighted average price of $10.0419 per share, at prices ranging from $10.0416 to $10.0454 per share. On January 5, 2011, TCP 2 sold 83,400 shares of Common Stock at a weighted average price of $9.9662 per share, at prices ranging from $9.660 to $9.663 per share. On January 6, 2011, TCP 2 sold 7,100 shares of Common Stock at a price of $9.9390 per share. On January 14, 2011, TCP 2 sold 72,040 shares of Common Stock at a price of $10.55 per share.  On January 18, 2011, TCP 2 sold 25,549 shares of Common Stock at a price of $10.54 per share.  On January 19, 2011, TCP 2 sold 800 shares of Common Stock at a price of $10.58 per share.

(d)   TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)   Not applicable.

H.     Tontine Asset Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned:  7,872,605.   Percentage:  10.2%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  7,872,605

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  7,872,605

(c)   TAA has not engaged in any transactions in Common Stock in the last 60 days.  On December 13, 2010, TCP 2 sold 32,680 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share. On December 15, 2010 TCP 2 sold 1,300 shares of Common Stock at a price of $9.2425 per share.  On January 4, 2011, TCP 2 sold 24,500 shares of Common Stock at a weighted average price of $10.0419 per share, at prices ranging from $10.0416 to $10.0454 per share. On January 5, 2011, TCP 2 sold 83,400 shares of Common Stock at a weighted average price of $9.9662 per share, at prices ranging from $9.660 to $9.663 per share. On January 6, 2011, TCP 2 sold 7,100 shares of Common Stock at a price of $9.9390 per share. On January 14, 2011, TCP 2 sold 72,040 shares of Common Stock at a price of $10.55 per share.  On January 18, 2011, TCP 2 sold 25,549 shares of Common Stock at a price of $10.54 per share.  On January 19, 2011, TCP 2 sold 800 shares of Common Stock at a price of $10.58 per share.

(d)   Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)   Not applicable.

I.      Tontine Power Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 22,106.  Percentage: 0.03%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   22,106

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 22,106

(c)   TPP has not engaged in any transactions in Common Stock in the last 60 days.

(d)   TM, the general partner of TPP, has the power to direct the affairs of TPP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

J.     Tontine Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned:  311,362.   Percentage:  0.4%.

(b)   1. Sole power to vote or direct vote:  311,362

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  311,362

4. Shared power to dispose or direct the disposition:  -0-

(c)   TA has not engaged in any transactions in Common Stock in the last 60 days.

(d)   Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

(e)   Not applicable.

K.    Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 9,894,439.  Percentage: 12.8%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  9,894,439

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  9,894,439

(c)   Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.  On December 13, 2010, TCM sold 2,875 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share. On December 13, 2010, TCO sold 5,295 shares of Common stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share.  On December 13, 2010, TCP 2 sold 32,680 shares of Common Stock at a weighted average price of $9.42 per share, at prices ranging from $9.4109 to $9.4652 per share.  On December 15, 2010, TCP 2 sold 1,300 shares of Common Stock at a price of $9.2425 per share.  On January 4, 2011, TCP 2 sold 24,500 shares of Common Stock at a weighted average price of $10.0419 per share, at prices ranging from $10.0416 to $10.0454 per share. On January 5, 2011, TCP 2 sold 83,400 shares of Common Stock at a weighted average price of $9.9662 per share, at prices ranging from $9.660 to $9.663 per share. On January 6, 2011, TCP 2 sold 7,100 shares of Common Stock at a price of $9.9390 per share. On January 14, 2011, TCP 2 sold 72,040 shares of Common Stock at a price of $10.55 per share.  On January 18, 2011, TCP 2 sold 25,549 shares of Common Stock at a price of $10.54 per share.  On January 19, 2011, TCP 2 sold 800 shares of Common Stock at a price of $10.58 per share.  On February 8, 2011, TP sold 103,500 shares of Common Stock at a weighted average price of $12.1504 per share, at prices ranging from $12.1111 to $12.1518 per share.  On February 14, 2011, TP sold 75,000 shares of Common Stock at a price of $12.5793 per share.  On February 15, 2011, TP sold 8,932 shares of Common Stock at a price of $12.55 per share.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Registration Rights Agreement, dated as of September 18, 2006, by and among the between the Company, TP, TOA, Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (the “Registration Rights Agreement”), on November 8, 2007, the Company filed a registration statement on Form S-3 registering the resale of 23,070,233 shares of Common Stock held by the Reporting Persons (the “Registration Statement”).  The Registration Statement was declared effective on November 19, 2007.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Registration Statement until the Reporting Persons no longer hold any Registrable Securities.  In addition, under the Registration Rights Agreement, the Reporting Persons have certain demand and piggyback registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1. Registration Rights Agreement dated September 18, 2006, between Exide Technologies, Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas Master Fund, L.P., Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated September 19, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2011
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P. and Tontine Power Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., investment advisor for certain separately managed accounts, as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of Tontine Associates, L.L.C.

Name/Title